Exhibit 99.3

MEMORANDUM OF UNDERSTANDING AND

STATEMENT OF COOPERATION BY AND BETWEEN

CHINA.COM, INC. and CDC CORPORATION

WHEREAS on October 4, 2011, CDC Corporation (“CDC”) filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Northern District of Georgia;

WHEREAS CDC, through its wholly-owned subsidiary, China M Interactive (BVI) Limited (“China M Interactive”), owns and or controls approximately 74.17% of the equity interest of China.com, Inc. (“China.com”); and

WHEREAS CDC and China.com recognize the necessity and expediency of good faith cooperation in order to ensure a timely and efficient Chapter 11 reorganization.

The Parties hereto do hereby jointly state and confirm their commitment and intention to:

(1)	work with each other to create an acceptable set of procedures for the sale or other disposition of CDC’s interest in China.com;

(2)	ensure the appointment of each new director and the restructuring of the board of China.com are in compliance with HK GEM Listing Rules and legal requirements;

(3)	jointly source, screen and identify potential buyers that realize shareholder value;

(4)	ensure that any sale procedures, process and ultimate sale or disposition of CDC’s interest in China.com are in compliance with:

(i)	U.S. Bankruptcy law;

(ii)	HK GEM Listing Rules & Takeover Code;

(iii)	the Memorandum and Articles of Association of China.com; and

(iv)	any applicable PRC and Cayman laws to the extent they do not conflict with controlling U.S. bankruptcy law.

As evidence of its intent and desire to cooperate with CDC Corporation in good faith in order to achieve the objective of a timely and efficient Chapter 11 reorganization, China.com has:

(1)	withdrawn its First Amended Reorganization Plan and Disclosure Statement;

(2)	ceased prosecuting its Motion to Dismiss CDC’s Chapter 11 Bankruptcy Case and not commenced an appeal to 11th Circuit Court of Appeals;

(3)	withdrawn its objection to the proposed Disclosure Statement with regard to the First Amended Joint Plan of Reorganization for CDC Corporation proposed by CDC and the Official Committee of Equity Security Holders of CDC Corporation;

(4)	stated its intent to fully cooperate with CDC in marketing and sale or other disposition of CDC’s equity interests in China.com;

(5)	agreed to restructure the board of directors of China.com by adding four [4] nominees offered by CDC’s Chief Restructuring Officer (“CRO”) in order to vest CDC with ultimate voting control; and

(6)	committed to continue to manage and operate China.com as a going concern in the ordinary course of its business;

As evidence of its intent and desire to cooperate with China.com in good faith to achieve the objective of a timely and efficient Chapter 11 reorganization, CDC has:

(1)	withdrawn its proposed Extraordinary General Meeting (“EGM”) resolutions for the removal and replacement of all current directors of China.com;

(2)	committed to persuade with best efforts, the Equity Committee to release and discharge the past and present directors, officers and/or employees of China.com, with the exception of Peter Yip, from any and all claims or potential claims of any kind whatsoever for any acts or omissions in connection with or arising out of CDC’s Chapter 11 case; and

(3)	committed to propose and seek the exculpation of the past and present directors, officers and/or employees of China.com, with the exception of Peter Yip, for any acts or omissions in connection with or arising out of CDC’s Chapter 11 case as part of the confirmation of CDC’s Chapter 11 reorganization plan.

Dated this the 10th day of July, 2012

CDC CORPORATION	CHINA.COM, INC.

Marcus A. Watson	Simon Wong
Chief Restructuring Officer	Executive Director and Chief Executive Officer

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